Filed by The J. M. Smucker Company
Subject Company: International Multifoods Corporation
Commission File No. 001-06699
Pursuant to Rule 425 under the Securities Act of 1933

     This document is being filed pursuant to Rule 425 under the Securities Act of 1933 and is deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934.

The J. M. Smucker Company will file with the Securities and Exchange Commission (SEC) a proxy statement-prospectus and other relevant documents concerning the proposed merger transaction. Investors are urged to read the proxy statement-prospectus when it becomes available and other relevant documents filed with the SEC because they will contain important information on the proposed transaction. Investors will be able to obtain free copies of the documents filed with the Commission at the website maintained by the SEC at www.sec.gov. In addition, investors may obtain free copies of the documents filed with the SEC by The J. M. Smucker Company by requesting them in writing from The J. M. Smucker Company, One Strawberry Lane, Orrville, Ohio 44667, Attention: Investor Relations, or by telephone at 330-682-3000.

The J. M. Smucker Company and its directors and executive officers may be deemed to be participants in the solicitation of proxies from The J. M. Smucker Company’s shareholders. A list of the names of those directors and executive officers and descriptions of their interests in The J. M. Smucker Company is contained in The J. M. Smucker Company’s proxy statement dated July 8, 2003, which is filed with the SEC. Shareholders may obtain additional information about the interest of the directors and executive officers in this transaction by reading the proxy statement-prospectus when it becomes available.

OPERATOR:

     Good morning, and welcome ladies and gentlemen to The J. M. Smucker Company and International Multifoods conference call. At this time, I would like to inform you that this conference is being recorded and that all participants are in a “listen only” mode.

     At the request of the companies, we will open the conference up for questions and answers after the presentation.

     I will now turn the conference call over to Mr. Mark Belgya. Please go ahead sir.

MARK BELGYA:

     Good morning everyone and welcome to today’s conference call to announce The J.M. Smucker Company’s agreement to acquire International Multifoods. I am Mark Belgya, the Company’s vice president and treasurer. Thank you for joining us.

     On the call this morning from the Smucker Company are:

•	Tim Smucker, chairman and co-CEO;

•	Richard Smucker, president, co-CEO and chief financial officer; and

•	Vince Byrd, senior vice president -consumer market.

•	Fred Duncan, senior vice president – special markets; and

•	Steve Oakland, vice president and general manager, consumer oils.

Joining us from Multifoods are Gary Costley, chairman, president and CEO, and John Byom, senior vice president and chief financial officer.

     After this brief introduction, I will turn the call over to Tim Smucker for opening comments. Gary Costley will then talk about the transaction from the Multifoods perspective and then Richard Smucker will discuss the transaction. At the conclusion of these comments, we will be available to answer your questions.

     If you have not seen today’s press release, it is available on the companies’ web sites at www.smuckers.com and www.multifoods.com. If you have any follow-up questions after today’s call, please feel free to contact Jill Schmidt, vice president of investor relations at Multifoods, or me.

     Before we begin, I would like to remind you that certain statements in this presentation and during the question and answer period that follows may relate to future events and expectations, and as such, constitute forward-looking statements within the meaning of the Private Securities Legislation Reform Act of 1995. I invite you to read the full disclosure statement concerning such forward-looking statements in the press release.

     With that, I’ll turn the call over to Tim.

Tim Smucker:

     Thank you, Mark. Good morning everyone and thank you for joining us today.

     Today marks another key milestone in the evolution of The J. M. Smucker Company as we welcome such icon brands as Pillsbury, Robin Hood, Hungry Jack and Martha White into the Smucker family of brands as a result of our plans to acquire Multifoods.

     This transaction continues to fulfill our vision of Smucker as a marketer of North American, icon food brands sold in the center of the store.

     In addition to broadening our portfolio of brands, the transaction will also allow us to continue to meet our strategic sales and earnings growth objectives, and we expect the addition of this business to be accretive to next year’s earnings, excluding merger and integration costs.

     Finally, this opportunity provides a platform for the future growth of our Company, and we believe offers benefits to all our constituents: shareholders, customers, employees and most importantly our consumer.

     So let me tell you a little about Multifoods.

     Multifoods, based in Minneapolis, is a manufacturer and marketer of branded consumer foods, foodservice and commercial products in North America. In the U.S. they are home to such icon brands as: Pillsbury baking mixes and ready-to-spread frostings; Hungry Jack pancake mixes, syrup and potato side dishes; Pet evaporated milk and dry creamer and Martha White baking mixes and ingredients.

     In Canada, Multifoods enjoys broad brand recognition and No. 1 market positions with Robin Hood flour and baking mixes and Bick’s pickles and condiments. It also participates in the growing ethnic food category with its Golden Temple flour and rice.

     These brands are complementary to our own and add significantly to our existing market presence in North America. In Canada, our annual sales will increase to approximately $400 million per year. Total retail sales for the categories in which we now participate will increase from $3.0 billion to more than $6.5 billion.

     The Pillsbury brand is clearly an American icon and the history and heritage of the brand is very similar to Smucker’s, Jif and Crisco — it evokes an image of family togetherness, tradition, and homemade goodness. Robin Hood and Bick’s hold the same place in the minds of the Canadian consumer. In addition to being able to add these icon brands to our portfolio, the transaction provides many opportunities to leverage our existing brands. For example, we will be an important presence in the baking aisle, and there are opportunities to leverage the Crisco brand in conjunction with the Pillsbury, Robin Hood and Martha White brands – similar to how we are leveraging the Smucker’s and Jif brands in the spreads aisle. These brands, like our own, are marketed to our customers and we will leverage our current sales, marketing and distribution network.

     We have talked about our three-pronged approach to growth: acquisitions, market share expansion and new products. Obviously, with this acquisition we have added to our top and bottom line. We have also increased our platform for growth through expanding market share. We have many years of experience in growing brands. We believe our success is a direct result of our focus and consistency in the management and support of all of our brands and our ability to meet the needs of our consumers. We have been able to grow the Smucker’s brand by an average growth rate of one market share point per year for the last twenty years. And we have seen similar improvements in the Jif and Crisco numbers since taking over ownership of the brands. As we did with Jif and Crisco, we expect to increase the level of marketing support behind these brands.

     This is a very exciting acquisition for us. We have found a great strategic fit and the opportunities are many. The acquisition will improve our top and bottom line and increase cash flow. It will strengthen our position to be able to acquire other complementary food brands and provide additional opportunities in the future.

     Now I’d like to turn the call over to Gary for a few comments.

Gary Costley:

     Thank you Tim, and good morning everyone. I think Tim has done a great job of summarizing the benefits of the combination of our two companies. The brands are highly complementary, providing a compelling story — and an even more compelling investment. This is a real win for Multifoods shareholders. When Tim and Richard approached us about the combination of the two companies, it was clear that we were looking at a very good match.

     The addition of Multifoods’ icon brands brings tremendous value to Smucker, creating an even stronger company in the consumer packaged foods industry. By joining our complementary brand portfolios, the combined company gives the Multifoods brands the right platform from which to achieve their full potential. Smucker’s experience in brand management and its demonstrated success in growing market share with center-of-the-store brands, made it the right choice to take Multifoods’ brands to the next level of performance.

     I am pleased that this combination provides a premium to Multifoods shareholders now and allows them to participate in the combined company’s upside potential through the receipt of Smucker stock. Together, we will create a company with greater scale, enhanced financial strength and a stronger platform for growth.

     I have known the Smuckers for many years and have great respect for them and the company they have built. Like Smucker, Multifoods has a talented team of people, and we are confident of a bright future together.

     Now I’d like to turn the call over to Richard to talk about the terms of the transaction.

Richard Smucker:

     Thank you, Gary and good morning everyone. We look forward to working with the Multifoods and Smucker’s people. While we have spent a great deal of discussion on brands, it is the talent and experience of the people at Multifoods that will enable us to successfully combine the two companies. Together will execute these plans and turn opportunities into performance. We look forward to learning more about the brands, the businesses and the people as we work to build this new organization.

     We’re pleased to be able to acquire North American icon brands and believe the opportunities to enhance our performance, our growth prospects and our shareholder value are compelling. I would also like to thank Gary and his team for all their efforts in helping us to reach this agreement. Now let me take a few minutes to cover the key terms of the transaction:

•	We will acquire the outstanding shares of Multifoods for $25 per share. At roughly 20 million shares outstanding, the value is approximately $500 million. In addition, we will assume outstanding debt of approximately $340 million, which brings the total value of the deal to $840 million.

•	The transaction will require approval of Smucker and Multifoods shareholders and customary regulatory approvals. We expect the deal to close towards the end of June.

•	The transaction is expected to be tax-free to Multifoods shareholders, for the stock portion of the purchase price.

•	As part of the transaction we will acquire approximately $100 million in net operating loss carry forwards, which can be applied against future taxable income. This will result in a reduction of cash taxes paid of approximately $7 million per year over the next 5 to 6 years.

•	And finally, the Pillsbury brand, which is licensed through a 20 year, perpetually renewable, royalty-free arrangement, will continue. Thus, providing the company the opportunity to use the highly recognizable Doughboy on all Pillsbury branded items in the baking aisle.

     We expect to realize synergies that will result in savings ranging from $40 to $60 million. We would expect to recognize a portion of these savings during our fiscal 2005 and the entire amount by the end of the third year. Much of these savings will be achieved through the efficiencies gained by combining the two companies and supply chain enhancements. Multifoods had recently engaged outside consultants to help assess its cost structure and we will use those findings to assist us in implementing our plans aimed at achieving the savings.

     These savings will be partially offset by the additional marketing investment we intend to make to support and build the brands. For fiscal year 2005, excluding the merger and integration costs, we expect the acquisition to be modestly accretive, as the additional marketing investment will offset a significant portion of the savings for the first year. We expect the accretion to be higher in subsequent years, as the full effect of the synergies are realized.

     We expect to incur approximately $20 million in merger and integration related expenses. These include costs such as systems integration, training, employee relocation, and consulting. These costs will be charged to earnings over a 12 to 18 month period following the close. In addition, we expect to incur approximately $50 million in deal-related costs that qualify to be capitalized as part of the purchase price in accordance with GAAP. These consist primarily of employee transition costs and professional services fees, notably investment banking, legal and accounting fees.

     In order to fund the cash needs of the transaction, we expect to use a combination of available cash and new financing. We will assume approximately $340 million in Multifoods debt, of which $200 million is considered long-term and the remaining balance will likely be restructured. Following the transaction, we expect total debt of approximately $500 to $525 million which equates to a debt-to-total capitalization of approximately 25%. The cash flows of the combined business will allow us to pay-down debt over a reasonably short period as well as maintain our solid credit profile.

     In closing let me say that like Smucker, Multifoods is a company rich in history and tradition. It too places a special emphasis on personal integrity and high ethical standards as well as partnership and teamwork. We believe these common commitments are a great foundation for a smooth integration of Multifoods talented employees and icon brands into our Company. We’re very enthusiastic about this acquisition and we look forward to the exciting opportunities it brings. As Tim mentioned earlier in the call, we believe that this is a good transaction for the Smucker Company:

•	First, it is consistent with our vision of marketing North American icon Brands that are in the center of the store,

•	Second, it is accretive to earnings,

•	Third, it represents a platform for growth and

•	Finally, it benefits all of the constituents of the combined companies.

     We thank you for your time and now will be happy to answer your questions.

OPERATOR:

     Thank you gentlemen. The question and answer session will begin at this time. If you are using a speakerphone, please pick up the handset before pressing any numbers. Should you have a question, please press *1 on your push button telephone. If you wish to withdraw your question, please press *2. Your question will be taken in the order that it is received. Please stand by for the first question. Our first question comes from    of    . Please state your question Sir/Ma’am.

QUESTION AND ANSWER PERIOD

OPERATOR:

     Gentlemen at this time I am showing no further questions and I will now turn the conference call back to you to conclude.

TIM SMUCKER:

     Again, thank you for your time and interest in participating in our conference call this morning. Have a great day.

OPERATOR:

     Ladies and Gentlemen, if you wish to access the rebroadcast after this live call you may do so by dialing 1-800-428-6051 or 1-973-709-2089 with a pass code of 342217. This concludes our conference call for today. Thank you all for participating and have a nice day. All parties may now disconnect.